May 22, 2000


SECURITIES AND EXCHANGE COMMISSION
450 FIFTH STREET, N.W.
WASHINGTON, D.C. 20549


RE:     REQUEST WITHDRAWAL OF FILING
        FOR CALVERT MUNICIPAL FUND, INC.
        ACCESSION NUMBER 0000882671-00-000020


DEAR Sir or Madam:

On May 2, 2000, Calvert Municipal Fund, Inc. file a Form 485APOS.
The purpose for the filing was to clean up prior Edgar filings.
The accession number for the filing was 0000882671-00-000020.

We respectfully request that the above filing be withdrawn soon.

IF YOU HAVE ANY QUESTIONS OR NEED FURTHER INFORMATION, PLEASE CONTACT US AT
(301) 951-4881. WE THANK YOU FOR YOUR ASSISTANCE.


SINCERELY YOURS,


EDITH LILLIE
SECURITIES PARALEGAL


CC: ERIC PURPLE